X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740


06018228

DELIVERED BY MAIL

October 16, 2006

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed a Report of Voting Results form for X-Cal Resources Ltd.

Sincerely,

X-CAL RESOURCES LTD.

Celeste White

cw/
encl

X-Cal Resources Ltd.

Report of Voting Results

(Section 11.3 of National Instrument 51-102)

At the Annual and Special Meeting of the shareholders of X-Cal Resources Ltd. (the "Company") held on September 18, 2006 in Toronto, Ontario, the voting results were as follows:

1. **Appointment of Auditors**

   Smythe Ratcliffe, Chartered Accountants was appointed as auditor of the Company for the ensuing year.

2. **Confirmation of Acts**

   The acts of the directors and officers of the Company on its behalf since the last meeting of shareholders were approved, ratified and confirmed.

3. **Number of Directors**

   The number of directors was determined at six.

4. **Election of Directors**

   The following persons were elected as directors of the Company until the next annual general meeting:

   Shawn Kennedy
   John Arnold
   William Bateman
   Derek Bartlett
   Robert Preston
   Larry Kornze

5. **Approval of Private Placement**

   A private placement that could result in the issuance to insiders, existing shareholders of the Company and other investors of up to 42,000,000 common shares of the Company was approved.

All votes were by a show of hands.

Dated this 12 day of October, 2006.

X-CAL RESOURCES LTD.

By:



Shawn M. Kennedy
President & CEO

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